

Mail Stop 4631

May 18, 2017

<u>Via E-Mail</u>
Mahesh Shetty
Chief Financial Officer
SG Blocks, Inc.
195 Montague Street
Brooklyn, NY 11201

> **Re:** **SG Blocks, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 8, 2017**
> **File No. 333-215922**

Dear Mr. Shetty

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Capitalization, page 28</u>

1. Please put a double underline under the amounts for cash and cash equivalents and short term investments to clearly segregate it from your capitalization. Additionally, please revise the amount for total capitalization to exclude the amount for cash and cash equivalents and short term investments as it is not a component of capitalization.

2. Please clearly show in the notes to your capitalization table how you arrived at each as adjusted amount, including disclosing any significant estimate and/or assumption used to arrive at each of these amounts.

<u>Dilution, page 29</u>

3. Please provide us with your calculation of net tangible book deficit as of March 31, 2017, assuming conversion of your preferred stock and 50% of your outstanding convertible debentures. Please also provide us with a reconciliation of the outstanding shares you used to calculate net tangible book deficiency per share at March 31, 2017.

You may contact Dale Welcome (Staff Accountant) at 202-551-3865 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: David D. Watson
        Thompson Hine LLP